FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 15 September 2005

National announces next stage of new operating model

National Australia Bank Managing Director John Stewart today announced the next stage of the development of a new operating model and changes to the Group Executive Committee.

“During the last year we have moved to a regional operating model, in which our businesses would have greater autonomy to improve efficiency, break down bureaucracy and speed up decision making.

“In recent months we have reviewed the role of Group Head Office and how it will work with our businesses to be a more nimble, innovative and customer-driven organisation,” he said.

Mr Stewart said with the move to a regional operating model there will be fewer roles in Group Head Office, which will be responsible for:

•                  representing the interests of the investor and working with all businesses to set performance targets and policies

•                  identifying business development opportunities and driving innovation

•                  sharing best practice across the organisation, managing the Group’s senior talent and optimising project investment

•                  fulfilling shareholder and prudential activities and obligations, such as regulatory and reporting requirements.

As a result the Group Executive Committee has also been restructured to align with the regional operating model and the future role of Group Head Office.

The Group Executive Committee will be reduced to eight members:

John Stewart - Managing Director

Michael Ullmer - Director, Finance and Risk

Ahmed Fahour - CEO, Australia

Lynne Peacock - CEO, United Kingdom

Peter Thodey - CEO, New Zealand

John Hooper - Executive General Manager, Institutional Markets & Services

Cameron Clyne - Executive General Manager, Group Development

Mike Hamar - Group Chief Risk Officer

Cameron Clyne who was previously Executive General Manager, Customer Solutions has been appointed to the new role of Executive General Manager, Group Development and will focus on business development opportunities, project governance and our Six Sigma capability.  He will also take responsibility for the activities of the Office of the CEO.

With the move to a smaller head office Ross Pinney, Executive General Manager Office of the CEO, has decided to retire after completing a 15 year career with the National during which time he has played a significant role in leading our businesses in Australia, New Zealand and the United Kingdom.

There are no other changes in the roles or reporting lines for those people no longer sitting on the Group Executive Committee.

For further information:

Brandon Phillips Group Manager, External Relations 03 8641 3857 work 0419 369 058 mobile	Samantha Evans Group Corporate Affairs 03 8641 4982 work 0404 883 509 mobile

Hany Messieh Group Manager, Investor Relations 03 8641 2312 work 0414 446 876 mobile

Group and Regional websites:

ASX Announcements and Group information (www.nabgroup.com)

Australian operations (www.national.com.au)

Clydesdale Bank (www.cbonline.co.uk)

Yorkshire Bank (www.ybonline.co.uk)

Bank of New Zealand (www.bnz.co.nz)

Institutional Markets & Services (www.nabmarkets.com)

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Brendan Case

Date:	20 September 2005	Title:	Associate Company Secretary